July 17, 2017 VIA EDGAR AND HAND DELIVERY	355 South Grand Avenue, Suite 100
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Tel: +1.213.485.1234 Fax: +1.213.891.8763
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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	YogaWorks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 17, 2017
CIK No. 0001703497

Ladies and Gentlemen:

On behalf of our client, YogaWorks, Inc. (the “Company” or “YogaWorks”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-218950) filed on July 17, 2017 (“Amendment No. 2”). The Company previously filed its Amendment No. 1 to the Registration Statement on July 10, 2017 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s response to the comment letter to Amendment No. 1 received on July 13, 2017 from the staff of the Commission (the “Staff”). This letter also provides responses to oral comments received from the Staff regarding the Company’s goodwill impairment analysis in light of the Company’s determination regarding its operating segments.

For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 2, including copies which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

July 17, 2017

Studio Acquisition Activity, page 10

1.    We note you have entered into letters of intent to acquire 10 studios and are in late stage negotiations to acquire 4 additional studios. Please disclose, in quantified detail, the anticipated total purchase price or price range and indicate the anticipated form of the purchase consideration. If applicable, please also update your disclosure under Use of Proceeds and the last Risk Factor on page 39.

Response:    In response to the Staff’s comment, the Company has revised pages [10, 13, 39-40, and 45] of Amendment No. 2 to disclose the anticipated total purchase price range and form of purchase consideration for the studios in which the Company has either entered into letters of intent or are in late stage negotiations (collectively, the “Potential Business Acquisitions”).

2.    Regarding your probable acquisition of 10 studios for which you have entered into letters of intent and 4 studios that are in late stage negotiations, please advise us in detail of your consideration of Rule 8-04 of Regulation S-X. Tell us if any of the studios are related to one another under 8-04(a)(2) of Regulation S-X and if so, please provide us your tests of significance for the combined group of related businesses.

Response:    In response to the Staff’s comment, the Company confirms it conducted tests of significance under Rule 8-04 of Regulation S-X with respect to the studios in which the Company has either entered into letters of intent or is in late stage negotiations (each, a “Potential Business Acquisition”) and has determined that (a) none of the conditions specified in Rule 8-04(b) of Regulation S-X exceeds 20% with respect to any of the Potential Business Acquisitions and (b) the aggregate impact of the Potential Business Acquisitions does not exceed 50% of the conditions specified in Rule 8-04(b) of Regulation S-X. The Company is supplementally providing to the Staff under separate cover further details of its tests of significance with respect to its Potential Business Acquisitions.

Goodwill Impairment Analysis

In light of the Company’s determination that each of its regional markets is an operating segment, the Company confirms it performed goodwill impairment tests on its reporting units for each of the Company’s 2015 and 2016 fiscal years and determined there are no additional impairments of its goodwill.

*  *  *

July 17, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:	Rosanna McCollough, YogaWorks, Inc.

Vance Chang, YogaWorks, Inc.

Kurt Donnell, YogaWorks, Inc.

Christopher C. Paci, DLA Piper LLP (US)

Ann Lawrence, DLA Piper LLP (US)